FOR RELEASE AT 5:00 p.m. E.S.T. ON FEBRUARY 8, 2010

Contacts:

ATA Inc. Amy Tung, Acting CFO Phone: +86 10 6518 1122 extension 5528 Email: ir@ata.net.cn	Christensen Kathy Li Phone: +1 212 618 1978 Email: kli@christensenir.com
Yuanyuan Chen Phone: +86 10 5971 2001 Email: ychen@christensenir.com

ATA Reports Results for its Fiscal Third Quarter 2010

NEW YORK, February 8, 2010 — ATA Inc. (“ATA” or the “Company”, NASDAQ: ATAI), the leading provider of computer-based testing and testing-related services in China, today announced unaudited financial results for its fiscal third quarter ended December 31, 2009 (“third quarter 2010”).

Third Quarter 2010 Highlights

■	Net revenues increased 12.7% to RMB 76.4 million (US$11.2 million) in the third quarter 2010 from the fiscal third quarter ended December 31, 2009 (“third quarter 2009”).
■	Gross profit decreased 1.9% to RMB 37.9 million (US$5.6 million) in the third quarter 2010 from the third quarter 2009.
■	Income from operations decreased 24.8% to RMB 9.7 million (US$1.4 million) in the third quarter 2010 from the third quarter 2009.
■	Net income decreased 53.6% to RMB 6.4 million (US$0.9 million) in the third quarter 2010 from the third quarter 2009.
■
Net income excluding share-based compensation expense and
foreign currency exchange gain (loss) (non-GAAP) decreased
42.7% to RMB 8.7 million (US$1.3 million) in the third quarter
2010 from the third quarter 2009.

■
Basic and diluted earnings per ADS were RMB 0.28
(US$0.04). Basic and diluted earnings per ADS
excluding share-based compensation expense and foreign
currency exchange gain (loss) (non-GAAP) were RMB 0.38
(US$0.06). Each ADS represents two common shares of the
Company.

■
In the third quarter 2010, net revenues from testing services increased 20.3% from the third quarter 2009. Testing services accounted for 80.7% of ATA’s net revenues in the third quarter compared with 75.5% in the third quarter 2009. ATA delivered about 1.5 million tests in the third quarter 2010, up 0.9%
from last year’s third quarter. Average revenue per test
increased 19.2% to RMB 41.7 in the third quarter 2010 from RMB
35.0 in the third quarter 2009.

“We are pleased with our results for the quarter, especially since we achieved double-digit growth in net revenues from last year’s third quarter,” said Kevin Ma, ATA’s Chairman and Chief Executive Officer.

“We have continued to deliver healthy organic growth.

“Looking at our services, our testing delivery services for securities exams contributed RMB 15.4 million (US$ 2.3 million) in net revenues during the quarter, with the number of tests taken rising more than 35.5% from the third quarter 2009.

“Net revenues from online test preparation services were RMB 5.0 million (US$ 0.7 million), up 104.4% compared with the third quarter last year.

“The Test of English for International Communication (“TOEIC”) exam has reached a new milestone, with approximately 36,000 tests taken during this third quarter. That exam contributed RMB 6.8 million (US$ 1.0 million) to net revenues this quarter.

“We have successfully delivered the Chinese Certified Treasury Professional exam for the Association for Financial Professionals, which contributed RMB 1.8 million (US$ 0.3 million) in net revenues this quarter.

“In addition, during the quarter, the Bank of China has adopted our HR Select services for its campus hiring exam, which contributed RMB 4.2 million (US$ 0.7 million) to our net revenues in the third quarter this year.

“Those achievements continue to validate that our capabilities and efforts in broadening our services and diversifying into nongovernment-sponsored testing are working well.

“We are confident that TOEIC and HR Select will continue to gain more contacts and increase our penetration in the private sector. The ramp up of operations and marketing resources in our fiscal year 2010 is causing short-term margin pressure for us, but those expenses and investments are preparing for growth that should increase ATA’s value for shareholders over the next several years.”

ATA’s acting Chief Financial Officer, Amy Tung, said, “Performance during this quarter reflects the resilience of our business model and shows that our existing client base and service offerings continue to generate organic growth. For example, test volumes for the Securities Association of China and the China Banking Association remain robust. The exam for fund sales professionals, launched in fiscal year 2009, also added more than 89,000 tests taken in this third quarter. Partly offsetting the net revenues growth in tests taken was a 43.7% decline in third quarter 2010 net revenues from the third quarter 2009 for our test-based educational services. That decline reflects our strategy set earlier this fiscal year to de-emphasize test-based education services and focus, instead, on growing our higher margin businesses.

“As a result of this strategic refocus, our online test preparation plus training services, which provides a continuous training platform for licensed professionals, showed very attractive revenue growth in the third quarter.

“We believe that our newly developed testing services, including HR Select and TOEIC, have attractive market opportunities, and their revenue potential will become more visible in the quarters ahead.”

Financial Results for the Third Quarter 2010

For third quarter 2010, net revenues were RMB 76.4 million (US$ 11.2 million), up 12.7% from RMB 67.8 million in the third quarter 2009. The increase was driven mainly by net revenues in testing services that increased 20.3% to RMB 61.6 million (US$ 9.0 million) in the quarter from RMB 51.2 million in the third quarter 2009. Net revenues from test preparation and training solutions increased 104.4% to RMB 5.0 million (US$ 0.7 million) from RMB 2.4 million in the third quarter 2009. Net revenues from test-based educational services declined 43.7% to RMB 6.8 million (US$ 1.0 million) in the third quarter 2010 from RMB 12.1 million in the third quarter 2009. Other revenues increased 45.3% to RMB 3.0 million (US$ 0.4 million) in the third quarter 2010 from RMB 2.0 million in the third quarter 2009.

The total number of tests delivered increased by 0.9% to about 1.5 million in the quarter from last year’s third quarter, while the average revenue per test increased 19.2% to RMB 41.7 per test in the quarter from RMB 35.0 in the third quarter of last year. The increase in average revenue per test was driven by a higher value test mix that included HR Select and TOEIC tests, which have higher average revenue per test and were not yet offered in the third quarter 2009.

Gross profit in the third quarter 2010 decreased 1.9% to RMB 37.9 million (US$ 5.6 million) from RMB 38.6 million in the third quarter 2009. The gross profit margin was 49.6% in the third quarter 2010, down from a gross margin of 57.0% in the third quarter 2009, due mainly to higher staff compensation costs, and amortization and depreciation expenses for TOEIC royalty fee, HR Select and the Cambridge Young Learners English online tutorials.

Operating expenses increased 9.6% to RMB 28.2 million (US$ 4.1 million) in the quarter compared with the third quarter 2009. Research and development expenses increased 34.9% to RMB 5.3 million (US$ 0.8 million) in the third quarter from RMB 4.0 million in last year’s third quarter, primarily due to higher expenses for exploring new testing platforms. Sales and marketing expenses increased 25.6% to RMB 9.8 million (US$ 1.4 million) from RMB 7.8 million in the prior third quarter primarily due to an increase in marketing to support the launch of HR Select and other testing service promotions, as well as higher compensation expenses. General and administrative expenses decreased 6.4% to RMB 13.1 million (US$ 1.9 million) in the quarter from RMB 14.0 million in the last year’s third quarter primarily due to a decrease of consulting fees to professional firms.

Headcount expanded by 109 to 516 as of December 31, 2009 from 407 as of December 31, 2008, largely due to ATA’s acquisition of Beijing Jindixin Software Technology Company Limited in February 2009, and support for the business development of TOEIC, HR Select, and the Cambridge Young Learners English online tutorials.

Income from operations decreased 24.8% to RMB 9.7 million (US$ 1.4 million) in the third quarter 2010 from RMB 12.9 million in the third quarter 2009.

Net income in the third quarter 2010 decreased 53.6% to RMB 6.4 million (US$ 0.9 million) in the third quarter 2010 from RMB 13.9 million in last year’s third quarter.

Basic and diluted earnings per common share in the third quarter 2010 were RMB 0.14 (US$ 0.02), and basic and diluted earnings per ADS were RMB 0.28 (US$ 0.04)

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for the third quarter 2010 were 22.4 million and 22.5 million, respectively. The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for the third quarter 2009 were 22.8 million and 23.0 million, respectively.

Each ADS (American Depositary Share) represents two common shares.

ATA had 44.8 million common shares outstanding on December 31, 2009 and 45.7 million common shares outstanding on December 31, 2008.

Non-GAAP Measures

Net income excluding share-based compensation expense and foreign currency exchange gain (loss) (non-GAAP) was RMB 8.7 million (US$ 1.3 million) in the third quarter 2010 compared with the same measure of RMB 15.2 million in the third quarter 2009.

Basic earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (loss) (non-GAAP) were RMB 0.38 (US$ 0.06) in the third quarter 2010 and RMB 0.67 in the third quarter 2009.

Diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (loss) (non-GAAP) were RMB 0.38 (US$ 0.06) in the third quarter 2010 and RMB 0.66 in the third quarter 2009.

Other Operating Data

As of December 31, 2009, ATA had 1,977 authorized test centers located throughout China.

Fiscal Fourth Quarter 2010 and Fiscal Year 2010 Guidance

For the fiscal fourth quarter 2010, ATA expects net revenues to be in the range of RMB 30 million to RMB 34 million. Compared with ATA’s revenues in the fiscal fourth quarter 2009, the forecast net revenues would be up in a range of 1.1% to 14.6%, fourth quarter over fourth quarter.

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in the third quarter 2010 are not necessarily indicative of operating results for any future periods.

Other Announcements

Change in Officer

On January 22, 2010, Carl Yeung, Chief Financial Officer, resigned from his position for personal reasons, effective February 20, 2010. Amy Tung, ATA’s Financial Controller, is serving as Acting Chief Financial Officer, as well as continuing as Principal Accounting Officer, until the new Chief Financial Officer is appointed.

The Board of Directors has formed a search committee to recruit the new Chief Financial Officer.
Mr. Yeung is actively involved in this effort and will continue to assist ATA in this and other matters, as needed, after the end of his employment.

Accounts receivable related to sales of NTET tutorial software

As part of ATA’s continual evaluation of the timing of cash collection for accounts receivable, ATA has determined that, while cash collection for its outstanding accounts receivable in relation to NTET software sales is still reasonably assured, ATA expects much of that cash collection to be beyond one year. As such, RMB 22.3 million,  representing management’s best estimate of the present value of the NTET accounts receivable,  was reclassified to non-current accounts receivable as of December 31, 2009.

Conference Call and Webcast

ATA will host a conference call at 8:00 a.m. Eastern Standard Time (New York) on Tuesday, February 9, 2010, to discuss the results for the third quarter 2010. Joining ATA Chairman and CEO Kevin Ma will be Walter Wang, Director and President, Carl Yeung, Chief Financial Officer, and Amy Tung, Acting Chief Financial Officer.

To participate in the conference call, please dial 1-888-396-2384 about ten minutes prior to the scheduled conference call time and mention the pass code 9539 7488. International callers should dial +1-617-847-8711 and mention the pass code 9539 7488.

The live internet webcast of the conference call can be accessed on the investor relations section of ATA’s website at www.ata.net.cn. To listen to the webcast, please go to ATA’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to listen during the live webcast, a replay will be available shortly after the call on the investor relations section of ATA’s website (www.ata.net.cn) and will remain available for 90 days.

A telephone replay of the call will be available from February 9, 2010 at 12:00 noon EST, through February 16, 2010. To access the replay, please dial 1-888-286-8010 and enter the pass code 1623 6497; international callers should please dial +1-617-801-6888 and enter the pass code 1623 6497.

About ATA Inc.

ATA is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests, based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting.

ATA’s test center network comprised 1,977 authorized test centers located throughout China as of December 31, 2009. The Company believes it has the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure, and cost-effective manner.

ATA has delivered more than 33 million tests, including more than 23 million billable tests, since ATA started operating in 1999. During a single weekend in June 2008, using its test delivery platform, ATA delivered tests to approximately 470,000 test takers for the China Banking Association.

For further information, please visit ATA’s internet website at www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “look forward to,” “outlook,” “forecast,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate” and similar terminology and include, among other things, market trends and the Company’s guidance relating to anticipated financial and operating results for the fiscal fourth quarter ending March 31, 2010 and the fiscal year ending March 31, 2010.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing enterprise contracts into actual revenues, its ability to implement and maintain effective internal controls over financial reporting, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission.

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes thereto included in the Company’s annual report on SEC Form 20-F for its fiscal year ended March 31, 2009, and other filings ATA has made with the U.S. Securities and Exchange Commission. The filings are available on the Securities and Exchange Commission’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s S.E.C. Form 20-F for the fiscal year ended March 31, 2009.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for third quarter 2010 into U.S. dollars is included solely for the convenience of readers and has been made at the rate of RMB6.8259 to US$1.00, the noon buying rate as of December 31, 2009 in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into US dollars at that rate or any other rate, or to be the amounts that would have been reported under US GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: net income excluding share-based compensation expenses and foreign currency exchange gain (loss) and basic and diluted earnings per ADS excluding share-based compensation expenses and foreign currency exchange gain (loss).

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release.

ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance and liquidity by excluding share-based compensation expenses and foreign currency exchange gain (loss), which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance and liquidity. ATA computes its non-GAAP financial measures using a consistent method from quarter to quarter.

ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.

A limitation of using non-GAAP net income excluding share-based compensation expenses and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that share-based compensation charges have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

Financial statements follow.

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,	December 31,
	2009	2009	2009

	RMB	RMB	USD

ASSETS
Current assets:
Cash	310,503,071	255,254,159	37,394,946
Accounts receivable, net	71,076,794	61,212,194	8,967,637
Inventories	2,287,260	2,528,921	370,489
Prepaid expenses and other current assets	15,134,804	14,633,789	2,143,862

Total current assets	399,001,929	333,629,063	48,876,934

Accounts receivable, net	—	22,266,860	3,262,113
Property and equipment, net	20,987,472	71,012,769	10,403,429
Goodwill	23,422,850	23,422,850	3,431,467
Intangible assets, net	25,994,261	23,903,508	3,501,884
Other assets	1,838,544	2,030,662	297,494

Total assets	471,245,056	476,265,712	69,773,321

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	44,950,280	55,979,861	8,201,096
Deferred revenues	40,238,256	31,281,042	4,582,699

Total current liabilities	85,188,536	87,260,903	12,783,795

Deferred revenues	5,626,153	5,114,091	749,219
Deferred tax liabilities	189,583	167,014	24,468

Total liabilities	91,004,272	92,542,008	13,557,482

Shareholders’ equity:
Common shares	3,503,619	3,503,619	513,283
Treasury shares	(10,126,861)	(19,077,899)	(2,794,928)
Receivable from shareholders	(5,226,173)	—	—
Additional paid-in capital	500,350,068	504,979,439	73,979,906
Accumulated other comprehensive loss	(16,157,846)	(16,350,368)	(2,395,342)
Accumulated deficit	(92,102,023)	(89,331,087)	(13,087,080)

Total shareholders’ equity	380,240,784	383,723,704	56,215,839

Total liabilities and shareholders’ equity	471,245,056	476,265,712	69,773,321

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three-month Period Ended
	December 31,	September 30,	December 31,	December 31,
	2008	2009	2009	2009

	RMB	RMB	RMB	USD

Net revenues	67,840,049	41,582,006	76,425,881	11,196,455
Testing services	51,230,721	26,756,135	61,643,036	9,030,756
Test-based educational services	12,126,220	6,435,702	6,825,646	999,963
Test preparation and training solutions	2,443,226	3,921,362	4,994,058	731,634
Other revenue	2,039,882	4,468,807	2,963,141	434,102
Cost of revenues	29,191,272	25,880,510	38,495,552	5,639,630

Gross profit	38,648,777	15,701,496	37,930,329	5,556,825

Operating expenses:
Research and development	3,958,021	5,519,310	5,337,596	781,962
Sales and marketing	7,813,891	11,166,569	9,816,689	1,438,153
General and administrative	13,979,559	16,236,304	13,081,097	1,916,392

Total operating expenses	25,751,471	32,922,183	28,235,382	4,136,507

Income (loss) from operations	12,897,306	(17,220,687)	9,694,947	1,420,318
Interest income	92,626	153,148	195,083	28,580
Foreign currency exchange gain (loss), net	(75,332)	(116,492)	1,452	213

Earnings (loss) before income taxes	12,914,600	(17,184,031)	9,891,482	1,449,111

Income tax benefit (expense)	982,410	822,231	(3,448,995)	(505,281)

Net income (loss)	13,897,010	(16,361,800)	6,442,487	943,830

Basic earnings (loss) per common share	0.30	(0.37)	0.14	0.02

Diluted earnings (loss) per common share share	0.30	(0.37)	0.14	0.02

Basic earnings (loss) per ADS	0.61	(0.74)	0.28	0.04

Diluted earnings (loss) per ADS	0.60	(0.74)	0.28	0.04

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	December 31,	December 31,
	2008	2009

	RMB	RMB

GAAP net income	13,897,010	6,442,487
Share-based compensation expenses	1,235,687	2,280,078
Foreign currency exchange (gain) loss, net	75,332	(1,452)

Non-GAAP net income	15,208,029	8,721,113
GAAP earnings per ADS
Basic	0.61	0.28
Basic
Diluted	0.60	0.28
Share-based compensation expenses per ADS
Basic	0.05	0.10
Diluted	0.05	0.10
Foreign currency exchange (gain) loss per ADS
Basic	0.01	0.00
Diluted	0.01	0.00
Non-GAAP earnings per ADS
Basic	0.67	0.38
Diluted	0.66	0.38
Non-GAAP earnings per common share
Basic	0.33	0.19
Diluted	0.33	0.19